[LETTERHEAD]

August 6, 2003

GMAM Absolute Return Strategies Fund

767 Fifth Avenue, 15th Floor

New York, NY 10153

Re:     GMAM Absolute Return Strategy Fund I

Ladies and Gentlemen:

We have acted as counsel to GMAM Absolute Return Strategies Fund, LLC, a Delaware limited liability company (the “Company”), in connection with the formation of GMAM Absolute Return Strategy Fund I (the “Fund”), a series of the Company. The Fund is the initial series of a limited liability company organized under the Delaware Limited Liability Company Act (the “Act”). The Company is registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company.

You have requested our opinion as to whether the Fund will be treated as a partnership rather than an association or publicly traded partnership taxable as a corporation for Federal income tax purposes.

We have examined the Company’s Registration Statement with regard to the Fund and amendments thereto filed with the Securities and Exchange Commission (the “Registration Statement”), its Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002 (the “Operating Agreement”), and such other documents as we have deemed relevant for purposes of this opinion. We have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity of all documents submitted to us as copies, and the authenticity of the originals of any such copies.

In rendering this opinion, we have assumed that the Operating Agreement is the document pursuant to which the Fund will operate, and that the Fund will be operated in accordance with the Registration Statement, the Operating Agreement, and the Act. We have relied upon certain representations made by the Company with regard to the Fund in a letter dated August 1, 2003 (the “Effective Date”) for certain questions of fact material to this opinion and we have examined such matters of law as we have deemed necessary or appropriate.

We have assumed that all representations contained in the above referenced representation letter were, as of the date thereof, and remain true and complete in all material

GMAM Absolute Return Strategies Fund

August 6, 2003

respects. No facts have come to our attention that would cause us to question the accuracy and completeness of such representations. We have assumed that as to all matters with respect to which the Company has represented that the Fund will take no action that would facilitate or cause a particular future state of events, such future state of events will actually not occur.

Our opinion is based on our examination of such law, our review of the documents described above, the statements, representations, and assumptions referred to above and below, the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations and published rulings thereunder, and the judicial interpretations thereof in effect as of the Effective Date.

Regulations under Section 7701 of the Code provide that an entity with at least two members formed as a limited liability company under state law will be treated as a partnership for Federal income tax purposes unless the entity elects to be classified as an association taxable as a corporation or the entity is classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code. The Company has represented that the Fund will not make an election to be classified as an association taxable as a corporation or take any other action inconsistent with its treatment as a partnership for Federal income tax purposes.

Pursuant to Section 7704 of the Code, a publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market or the substantial equivalent thereof. The Company has represented that the Fund has not and will not take any action that would facilitate in any manner Interests (as such term is defined in the Operating Agreement) in the Fund being traded on any securities exchange or any inter-dealer quotation system or otherwise traded on an established securities market as described in Treas. Reg. § 1.7704-1(b) and that if any person makes, or attempts to make, a market in the Interests in any manner set forth in Treas. Reg. § 1.7704-1(b) and (c), the Fund will not consent to, nor recognize, any transfers of Interests made on such market. The Company has also represented that the Fund will not offer to repurchase Interests on more than two occasions during any twelve month period.

Regulations under Section 7704 (the “Regulations”) provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof. Even if the Fund does not qualify for any of the safe harbors, the Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof. Rather, in this event the partnership’s status is examined under a general facts and circumstances test set forth in the Regulations.

Under this “facts and circumstances” test, and based upon the legislative history of Section 7704, the text of the Regulations, the anticipated operations of the Fund as described in the Registration Statement and the Operating Agreement, and the representations of the Company described herein, it is our opinion as of the Effective Date that interests in the Fund will not be treated as readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Section 7704 and the Regulations.

GMAM Absolute Return Strategies Fund

August 6, 2003

Based on and subject to the foregoing, it is our opinion as of the Effective Date that the Fund will be classified as a partnership, and not as an association or publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes.

This opinion is based on relevant provisions of the Code, the Treasury Regulations promulgated thereunder, and interpretations of the foregoing as expressed in court decisions and administrative determinations, as in effect on the Effective Date. We undertake no obligation to update or supplement this letter to reflect any changes in laws that may occur.

Very Truly Yours,

WILMER, CUTLER & PICKERING

By:	/s/ ROBERT B. STACK

Robert B. Stack A Partner